EXHIBIT 11

COMPUTATION OF PRIMARY EARNINGS PER SHARE



                                   For the nine months
                                   ended September 30,
                                   1996       1995

                                   ---------  ---------

Net (loss) income                 ($  4,343) $      944

Shares:

Weighted average number of shares of
  common stock outstanding        3,769,777   3,743,106

Shares assumed issued (less shares
 assumed purchased for treasury) on
 stock option agreements              8,844      26,302

Rounding                                379        (408)
                                   ---------   ---------

                                  3,779,000   3,769,000
                                   =========  =========
Net (loss) income per Common Share ($  1.15)  $    0.25
                                   =========  =========
